GRB FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

SCHEDULE III

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(i).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.